ATC Group Services Inc.                                               PROSPECTUS

                                 568,207 Shares
                                  Common Stock

     This Prospectus of ATC Group Services Inc. ("ATC") relates to the exercise of 568,207 shares of ATC Common Stock issuable upon exercise of a like number of Class C Redeemable Common Stock Purchase Warrants (the "Class C Warrants" or "Warrants"). Each Class C Warrant entitles the holder to purchase one share of ATC Common Stock at an exercise price of $10.00 per share until January 11, 1992, which date was extended by the Board of Directors until January 11, 1993, January 11, 1994, September 30, 1994, September 30, 1996, April 30, 1997 and which date was later extended by the Board until April 30, 1998. (No consideration was received by ATC to extend the expiration dates of the Warrants.) ATC has the right to redeem the Class C Warrants at a price of $.001 per Warrant at any time upon 30 days prior written notice. The exercise price of the Warrants was arbitrarily determined by ATC at the time of original issuance and bears no relationship to the current book value, assets, or other recognized criteria of value. See "Risk Factors" and "Description of Capital Stock."


     The Common Stock is quoted on the Nasdaq National Market under the symbol "ATCS." The last reported sale price of the Common Stock on July 23, 1997 as reported by the Nasdaq National Market, was $11.00 per share. See "Price Range of Common Equity."


     For a discussion of certain material factors that should be considered in connection with an investment in the Common Stock, see "Risk Factors" commencing on page 7 hereof.
___________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RESIDENTS OF THE STATE OF NEW JERSEY MAY ONLY EXERCISE THEIR WARRANTS THROUGH A BROKER/DEALER REGISTERED IN THE STATE OF NEW JERSEY OR IN RELIANCE UPON AN EXEMPTION OR EXCEPTION UNDER N.J.S.A. (NEW JERSEY STATUTES, ANNOTATED, AS AMENDED) 49:3-47 ET.SEQ. HOWEVER, ATC DOES NOT INTEND TO PAY BROKER/DEALERS SOLICITATION FEES FOR THE EXERCISE OF ITS WARRANTS.


RESIDENTS OF THE STATE OF MARYLAND MAY ONLY EXERCISE THEIR WARRANTS THROUGH A BROKER/DEALER REGISTERED IN THE STATE OF MARYLAND OR IN RELIANCE UPON AN EXEMPTION OR EXCEPTION UNDER THE ANNOTATED CODE OF MARYLAND, AS AMENDED.


RESIDENTS OF THE STATE OF HAWAII MAY ONLY EXERCISE THEIR WARRANTS THROUGH A BROKER/DEALER REGISTERED IN THE STATE OF HAWAII, OR IN RELIANCE UPON AN EXEMPTION OR EXCEPTION UNDER THE HAWAII REVISED STATUTES.

         Security holders who desire to exercise their Warrants should execute the Subscription Form contained in the security and submit same together with any appropriate check made payable to "ATC Group Services Inc." to the transfer agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005. ATC does not intend to pay broker-dealers solicitation fees for the exercise of its Warrants. See "Plan of Distribution."

                  The date of this Prospectus is August 5, 1997

                              AVAILABLE INFORMATION

         ATC is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (as defined below), of which this Prospectus forms a part, as well as reports, proxy statements and other information filed by ATC, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, NY 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Material filed electronically through Edgar (Electronic Data Gathering Analysis and Retrieval System) may also be accessed through the SEC's home page on the World Wide WEB at http://www.sec.gov.

         ATC has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copies at the public reference facilities maintained by the Commission at the address set forth in the preceding paragraph. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Securities and Exchange Commission (the "Commission") (File No. 1-10583) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended February 28, 1997;

         2.       The Company's Form 10-Q for its quarter ended May 31, 1997;

         3. The Company's Form 8-K/A#2 (date of earliest event reported - May 24, 1996); and

         4. All documents filed by ATC after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all Common Stock offered hereby has been sold or which deregisters such stock then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         ATC will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such documents may be made by writing ATC, 104 East 25th Street, Tenth Floor, New York, NY 10010 (Attention:
Shareholder Relations) or by calling (212) 353-8280.

                                   THE COMPANY

         ATC Group Services Inc. ("ATC" or the "Company") is a specialized national provider of technical and project management services to a large, diverse customer base of Fortune 500 corporations, other businesses, and federal, state and government agencies. ATC's technical and project management services consist primarily of environmental and consulting engineering services (doing business as ATC Associates) and information technology services (doing business through ATC's wholly owned subsidiary ATC InSys Technology Inc.). These services are offered to national, regional and local clients through 63 branch offices in 30 states. ATC has grown in recent years through internal expansion and through the acquisition of businesses primarily in the environmental engineering and consulting industries. The acquisition of American Testing and Engineering Corporation ("ATEC") and 3D Information Services, Inc. in May 1996 expanded ATC's service offerings to the construction material testing and engineering areas and the information technology consulting sector.

          ATC  has   focused   on  six  areas  of   specialization   within  its
environmental and information technology segments as follows:

          (i) Environmental  engineering and consulting including  environmental
audits,  site   assessments,  remedial  action planning and design, and soil and groundwater remediation management;

          (ii) Industrial hygiene consulting including asbestos management, classical industrial hygiene and indoor air quality;

          (iii) Construction materials engineering and testing involving the design and analysis of building materials used in the upgrade of the U.S. aging infrastructure and the needs of emerging industry sectors such as those of the Personal Communications Services ("PCS")/Wireless communications industry;

         (iv)   Lead-based paint risk management;

         (v) Health and safety consulting, including health and safety training, hazardous materials site safety planning and industrial safety consulting; and

         (vi) Information technology consulting encompassing system design, development, maintenance, and management services.

         These areas of specialization contributed approximately 41%, 33%, 15%, 3%, 2%, and 6% respectively, of the Company's revenues in fiscal 1997.

         The Company has experienced substantial increases in revenues and net income over the past three fiscal years. ATC's revenues were $36,271,557, $44,964,897, and $113,855,364, respectively, in its 1995, 1996 and 1997 fiscal years, representing a compounded annual growth rate of 46% over this period. Furthermore, ATC's net income was $3,256,520, $3,865,998, and $6,307,734, respectively, in such fiscal years, representing a compounded annual growth rate of 25% over such periods.

         ATC attributes these positive operating results to its integrated strategy that includes:

         (i)    Aggressive, but disciplined acquisitions program;

         (ii) Enhancement of operations by integrating acquired businesses with the Company's existing operations;

         (iii) Enhancement of revenues by cross selling of newly acquired services to existing clients;

         (iv) Focus on certain higher growth sectors of the environmental consulting and engineering services market, and certain higher margin services such as policy development and decision support;

         (v) Emphasis on basic business management issues, such as employee utilization, credit and collections management, and regional profit center accountability;

         (vi) Utilization of its position as one of the few national providers in a market typified by local and regional firms to provide complete environmental management services to major corporations with national and international property management needs, and

         (vii) Development of an information technology consulting practice to extend the Company's services into a higher growth market while helping to differentiate its offerings in the environmental consulting and engineering services markets.

         The Company intends to employ this strategy as it seeks to further penetrate the markets for its core services and expand its range of products and services through strategic acquisitions and internal growth.

         Unless otherwise indicted, all references herein to "ATC" or the "Company" refer to ATC Group Services Inc., its subsidiaries and predecessors. The Company's principal executive office is located at 104 East 25th Street, Tenth Floor, New York, New York 10010 and its telephone number is (212) 353-8280.

                                  The Offering




Common Stock Offered by the Company................. 568,207 shares

Common Stock Outstanding Before
  the Offering...................................... 7,802,987 shares (1)

Common Stock to be Outstanding after the Offering... 8,371,194 shares (2)

Use of Proceeds..................................... For general working capital and/or acquisition purposes


Nasdaq National Market Symbol....................... Common Stock - "ATCS"
                                                     Class C Warrants - "ATCSL"

================================================================================

--------------

(1) Represents shares outstanding on June 6, 1997 and does not include shares reserved for issuance under outstanding warrants and stock options.

(2)      Assumes the exercise of all Class C Warrants.

                                  RISK FACTORS

         In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other things, the following risk factors, as well as the other information contained in this Prospectus and the documents incorporated herein by reference. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."


Growth and Acquisition Risks

         One of the Company's primary strategies is to pursue the acquisition of other companies or assets that either complement or expand its existing business. The Company completed three acquisitions in fiscal 1995, two acquisitions in fiscal 1996, (excluding a merger with Aurora Environmental Inc., which at the time of the merger owned approximately 57% of ATC and had no other business operations except those conducted through ATC and its subsidiaries) and two acquisitions in fiscal 1997. The Company has also had preliminary acquisition discussions with or has evaluated the potential acquisition of numerous other companies over the past several years. The Company is unable to predict the likelihood of a material acquisition being completed in the future. If the Company proceeds with an acquisition for cash, the Company may use a portion or all of the proceeds the Company receives from the exercise of Warrants to consummate such transaction. See "Use of Proceeds." The Company may also seek to finance any such acquisition through additional debt or equity financings.

         The Company anticipates that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. Although the Company has successfully completed several acquisitions, there can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into ATC's operations without substantial costs, delays or other problems. In addition, there can be no assurance that any companies acquired will be profitable at the time of their acquisition or will achieve sales and profitability that justify the investment therein. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, diversion of management's attention, dependence on retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. The expansion of the Company's operations, whether through acquisitions or internal growth, may place substantial burdens on the Company's management resources and financial controls. There is no assurance that the increasing burdens on the Company's management resources and financial controls will not have an adverse effect on the Company's operations. See "Use of Proceeds."

Risks Associated with Expansion of Information Consulting Services

         The Company intends to significantly expand its presence as a provider of information technology consulting services, both through acquisition and through internal growth. Since the Company's management has limited experience in acquiring or managing information technology consulting services, such acquisitions are likely to subject the Company to additional acquisition risks and there can be no assurance that any such acquisition will be successful in enhancing the Company's business.

         The Company's success in the information consulting services markets will depend in part on its ability to develop information consulting solutions which keep pace with the continuing changes in information processing technology, evolving industry standards, and changing client preferences. There can be no assurance that the Company will be successful in addressing these developments in a timely manner or that, if it does address them, the Company will be successful in the marketplace. The Company's delay or failure to address these developments could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that products or technologies developed by third parties will not render the Company's services noncompetitive or obsolete.

Potential Liability and Insurance

         The Company is engaged in a wide range of advisory services, from lead-based paint risk management and industrial hygiene to health and safety training programs to geotechnical and construction materials testing and engineering. Due to the nature of the Company's services, ATC is exposed to a significant risk of professional liability for environmental damage, property damage, personal injury and economic loss which may substantially exceed the fees derived from such services. ATC has secured a "claims made" professional liability insurance policy covering a two year term, including contractor's pollution liability coverage, with a two-year, per-claim and aggregate limit of $10,000,000 and a deductible of $250,000, although increased limits have been obtained on a specific endorsement basis to meet the needs of particular clients or contracts. A "claims made" policy only insures against claims filed during the period in which the policy is in effect. This policy covers both errors and omissions and products/completed operations. ATC also carries occurrence form general liability insurance in the amount of $1,000,000, with a $10,000,000 umbrella. ATC's policy has been renewed in each of the last several years that the policy has been in effect. The relatively low dollar amount of the policy limit currently offered, the possible future unavailability or modification of this insurance or any significant increase in insurance rates could have a materially adverse effect on ATC's operations. Further, because customers may require that ATC maintain liability insurance, the possible future unavailability of such insurance could adversely affect ATC's ability to compete effectively. ATC currently has two professional liability claims pending. One of these claims is the Commonwealth of Massachusetts v. TLT Construction Corp. case described in Item 3 of ATC's Form 10-K for its fiscal year ended February 28, 1997 and in Part II of its Form 10-Q for the quarter ended May 31, 1997. The second claim involves a minor matter from which the risk of major loss is remote. Although various claims have been made in the past against the Company's professional liability/contractor's pollution policy, to date no such claim has ever resulted in an insured loss.

Changing Regulatory Environment

         The growth of the environmental consulting and engineering services industry has been largely attributed to the increase in environmental regulation and the response of governmental and commercial entities and financial institutions to public concern with environmentally contaminated facilities. The demand for environmental consulting and engineering services has been, in part, the result of facility owners or operators attempting to comply with or avoid liability under environmental regulations at the federal, state or local levels. Because of the burden imposed with respect to complying with such regulations, various groups have sought to relax or repeal certain forms of environmental regulation. There can be no assurance that such regulation will not be curtailed in the future. While the Company believes that the demand for its services is also attributable to factors other than regulatory compliance, there can be no assurance that changes in environmental laws and regulations would not have a material adverse effect on the Company's business.

Potential Environmental Liability

         The Company's operations include advising clients on the handling, storage and disposal of hazardous material, toxic wastes and other pollutants and the remediation of contamination. These services may expose the Company's employees and others to dangerous elements and may involve a significant risk to the Company for liability for environmental damage, personal injury, property damage and fines and costs imposed by regulatory agencies. Claims may be asserted against the Company under federal and state statutes and regulations, common law, contractual indemnification agreements or otherwise. There can be no assurance that the Company will not be subject to claims which could materially and adversely affect the operations of the Company.

Attraction and Retention of Professional Personnel

         The Company's ability to attract and retain qualified engineers, scientists, and other professionals, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining the Company's future success. There is significant competition for employees with the skills required to perform the services offered by the Company. There can be no assurance that the Company will be successful in attracting a sufficient number of highly skilled employees in the future, or that it will be successful in training, retaining and motivating employees. The Company's inability to attract, train and retain skilled employees or the Company's employees' inability to achieve expected levels of performance could impair the Company's ability to adequately manage and complete its existing projects and to bid for or obtain new projects, which could have an adverse effect on the Company's business, financial condition and results of operations.

Fixed-Price Contracts and Other Project Risks

         A significant portion of the Company's revenue was generated on a fixed-price, fixed-delivery-schedule ("fixed-price") basis, rather than on a time and materials basis. The Company's failure to accurately estimate the resources required for a fixed-price project or its failure to complete its contractual obligations in a manner consistent with the project plan upon which its fixed-price contract was based could adversely affect the Company's results of operations and could have a material adverse effect on the Company's business and financial condition. In the past, the Company has been required to commit unanticipated additional resources to complete certain projects, which negatively affected the profitability generated on such projects, and has found it necessary to revise project plans during the project, and to change project managers to ensure projects are completed on schedule. The Company may experience similar situations in the future. Failure to anticipate such needs could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company may establish a price before the design specifications are finalized, which could result in a fixed price that turns out to be too low and therefore adversely affects the Company's business, financial condition and results of operations. The Company has undertaken and may in the future undertake projects in which the Company guarantees performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties in completing such projects may result in client dissatisfaction and a reduction in payment to, or payment of damages by, the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Certain contracts involving government agencies are priced at cost or agreed upon labor rates plus overhead. The Company's overhead rates are subject to audit and could result in price reductions associated with disallowed overhead costs of methods used to derive overhead rates.

Competition

         The environmental engineering and information technology consulting industries in which the Company operates are subject to intense competition. In addition to the thousands of small environmental consulting and testing firms operating nationally, ATC competes with several national environmental engineering and consulting firms including Law Engineering, Inc., The Earth Technology Corporation (a subsidiary of Tyco International, Inc.), Dames & Moore, Inc. and Professional Service Industries, Inc. In the information technology consulting market, ATC competes with many small and medium-sized information technology firms as well as large temporary staffing companies, including The Olsten Corporation, Corestaff, Inc. and Accustaff Incorporated among others and large systems consulting firms.

         Many of ATC's present and future competitors may have greater financial, technical and personnel resources than ATC. It is not possible to predict the extent of competition that ATC will encounter in the near future as the environmental engineering and information technology consulting services industries continue to mature and consolidate. Historically, competition has been based primarily on the quality, timeliness and costs of services. The ability of ATC to compete successfully will depend upon its marketing efforts, its ability to accurately estimate costs, the quality of the work it performs, its ability to hire and train qualified personnel and the availability of insurance.

Variability of Quarterly Operating Results; Seasonality

     The Company's revenue and operating results may fluctuate from quarter to quarter based on a number of factors, including the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee hiring and utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects and general economic conditions. In addition, the timing of revenue is difficult to forecast because the Company's sales cycle is relatively long. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. For example, while the number of professional staff the Company employees may be adjusted to reflect active projects, such adjustments take time and the Company must maintain a sufficient number of senior professionals to oversee existing clients and to focus on securing new client engagements. As a result, unanticipated variations in the number of or progress toward completion of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in adverse changes to the Company's business, financial condition and results of operations. Seasonal factors such as weather-related shutdowns in major markets, vacation days, total business days in a quarter, or the business practices of clients such as deferring commitments on new projects until after the end of the calendar or the client's fiscal year could require the Company to maintain under-utilized employees and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. Any shortfall in revenue or earnings from expected levels or other failure to meet expectations of securities analysts or the market in general regarding results of operations could have an immediate and significant adverse effect on the market price of the Company's Common Stock. Given the possibility of such fluctuations, the Company believes that comparisons of its results of operations for preceding quarters are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the exercise of all 568,207 Class C Warrants, of which no assurances can be given in this regard, are estimated to be approximately $5,650,000 after deducting estimated offering expenses payable by the Company of approximately $32,000.

         The Company may utilize all or any portion of the net proceeds of this offering for general working capital purposes and/or to expand the Company's operations through strategic acquisitions of companies with complementary services, products or technologies, as well as through internal expansion.

         The Company is actively exploring acquisition opportunities, has identified a number of companies which it might wish to acquire and has engaged in certain preliminary due diligence activities. These activities have not resulted in any contract, understanding or arrangement for an acquisition as of the date of this Prospectus. Because all of the net proceeds will be available for acquisitions, internal expansion and general working capital purposes, the Company's Board of Directors will have broad discretion with respect to the application of such proceeds. The Company may not be able to consummate
acquisitions   or  identify  and  obtain   projects   that  meet  the  Company's
requirements.

         Pending the application of such proceeds, the Company intends to invest the net proceeds of this offering in bank deposits and short-term, investment grade securities, including government obligations and money market instruments.


                               RECENT DEVELOPMENTS

Senior Debt Offering & Bank Credit Agreement - On May 29, 1997 the Company issued $32,500,000 of 8.18% Senior Secured Notes in a private placement offering. The notes are payable in five installments beginning May 31, 2000; interest is payable semi-annually commencing November 30, 1997. The Company has the right to prepay the loans at a premium over the outstanding principal. In connection with the note offering, the Company executed a credit agreement with the Chase Manhattan Bank and Atlantic Bank of New York. The credit agreement provides for a $15,000,000 revolving line of credit maturing on November 30, 1999. A portion of the proceeds of the Senior Secured Notes were used to repay the outstanding borrowings of $21,350,000 as of May 29, 1997 under the Company's bridge credit facility. The bridge facility was entered into in May, 1996 to provide capital in connection with the Company's acquisition of American Testing and Engineering Corporation and 3D Information Services, Inc.

Acquisitions

Fiscal 1997
-----------

     American Testing and Engineering Corporation - On May 24, 1996, ATC purchased certain assets and assumed certain liabilities of American Testing and Engineering Corporation ("ATEC"), a national environmental consulting firm. ATEC provides environmental consulting and engineering services including risk assessments, compliance audits, environmental remediation consulting, geotechnical, materials testing, industrial hygiene and analytical services through a large network of branch and regional offices. For its year ended December 31, 1995, ATEC (excluding WATEC, a non- acquired subsidiary) had revenues of $85,020,000 and a net loss of ($1,820,000). However, as a result of economies and savings realized, the acquisition was immediately accretive to earnings as well as benefiting the Company's operations by expanding both its service offerings and geographic base.

         The assets acquired included intangible and tangible assets consisting of accounts receivable, work in process and customer and certain other deposits. Additionally, ATC executed an agreement to lease substantially all of the sellers equipment and executed several sublease agreements for premises leased by ATEC. ATC also obtained non-competition agreements with ATEC, a non-acquired subsidiary, and the majority shareholder of ATEC.

         3D Information Services, Inc. - Effective May 28, 1996, ATC purchased certain assets and assumed certain specified liabilities of 3D Information Services, Inc. ("3D"), a New Jersey based information services company providing technical information system consulting services in all phases of information system design, development, maintenance and management in client server and mainframe based environments. 3D provides analysis and design services and system programming services to help clients in building new computer systems and modifying existing computer systems. 3D also provides support to clients in maintaining computer systems and in areas such as help desk management and other system support services. Employees of 3D typically work full-time at a client's work site. Its clients include major companies in the telecommunications, financial services and pharmaceutical industries. 3D reported revenues and net income of approximately $10,360,000 and $135,000, respectively, for its year ended December 31, 1995.

Continuing Litigation

     With ATC's significant growth, the Company is now exposed to additional involvement in litigation of a routine nature arising from the Company's performance of services and its contractual and business relationships entered into in the ordinary course of business. Except for the risk associated with the First Fidelity Bank v. Hill International, Inc., litigation described in greater detail in the Company's Form 10-K for its fiscal year ended February 28, 1997, and Form 10-Q for its quarter ended May 31, 1997 which are incorporated herein by reference, no currently pending or threatened litigation is expected by management to have a material effect on the Company's operations or financial conditions.

                                                    MANAGEMENT

         The following table sets forth certain information regarding the Company's directors, executive officers and a key employee.

Name                               Age      Position

Officers and Directors:

George Rubin                       69       Chairman of the Board and
                                            Secretary; Director

Morry F. Rubin                     37       President, Chief Executive
                                            Officer, Treasurer; Director

Nicholas J. Malino                 47       Senior Vice President,
                                            Financial and General Operations

Chistopher P. Vincze               35       Senior Vice President,
                                            Financial and General Operations

Donald W. Beck                     38       Senior Vice President

John J. (Jeff) Goodwin             48       Vice President of
                                            Information Services

Richard L. Pruitt                  57       Vice President, Principal
                                            Accounting Officer; Director

Wayne A. Crosby                    44       Chief Financial Officer

Richard S. Greenberg, Esq.         48       Director

Julia S. Heckman                   48       Director


Key Employee:

John J. Smith, Esq.                46        General Counsel


         The business experience, principal occupations and employment, as well as the periods of service, of each of the directors, executive officers and a key employee of the Company during at least the last five years are set forth below.

         George Rubin has been Chairman of the Board of ATC since 1988. From 1961 to 1987, Mr. Rubin served as President, Treasurer and a director of Staff Builders, Inc. Staff Builders Inc., was a publicly held corporation engaged in the business of providing temporary personnel primarily in the health care field operating through approximately 100 offices and with revenues over $100 million. Since December 1986, Mr. Rubin has been a principal stockholder, executive officer and a director of National Diversified Services, Inc., a publicly held corporation which completed a public offering in December 1986 and currently has no business operations. George Rubin is the father of Morry F. Rubin.

         Morry F. Rubin has been President, Chief Executive Officer, Treasurer and a director of ATC since 1988. Mr. Rubin was also President, Chief Executive Officer and Treasurer of Aurora from May 1985 to June 1995, and was a director of Aurora from September 1983 to June 1995. Since 1986, Mr. Rubin has been a principal stockholder and from 1986 to July 1995, Mr. Rubin was President and a director of National Diversified Services, Inc., a publicly held corporation, which completed a public offering in December 1986 and currently has no business operations. From 1981 to 1987, Mr. Rubin was employed in sales and as a director of acquisitions for Staff Builders, Inc., a publicly held company engaged in providing temporary personnel primarily in the health care field.
Morry F. Rubin is the son of George Rubin.

         Nicholas J. Malino has been Senior Vice President, Financial and General Operations of ATC, since July 1993 and an employee of ATC since October 1992. Mr. Malino has over fourteen years of experience in managing professional service organizations. From February 1991 to September 1992, Mr. Malino was the New York Regional Manager for Kemron Inc., a hazardous waste consulting company headquartered in McLean, Virginia. From August 1989 to January 1991, he was the Operations Manager for the New York City branch of Professional Service Industries, Inc.

         Christopher P. Vincze has been Senior Vice President, Financial and General Operations of ATC since July 1993, a regional manager of ATC since July 1991 and Vice President of a subsidiary of ATC since 1992. Mr. Vincze joined Dennison Environmental, Inc. in 1984 as an industrial hygienist and served as Vice President of Marketing and Operations from 1987 to July 1991.

     Donald W. Beck has been Senior Vice President of ATC since April 1990 and Vice President since January 1988. Mr. Beck is responsible for managing the operations of certain ATC offices. Mr. Beck also served as a director of ATC Laboratories, Inc., a predecessor company of ATC, from November 1985 until January 1988, President of ATC Laboratories, Inc. from May 1986 until January 1988 and as Vice President of ATC Laboratories, Inc. from November 1985 until May 1986. Mr. Beck has been a full-time employee of ATC (and formerly ATC Laboratories, Inc.) since May 1982.

         John J. (Jeff) Goodwin has been President and a director of ATC InSys Technology Inc. since it was formed in May 1996. From September 1994 until May 1996, Mr. Goodwin served as President of the Contest Systems Division of ATC, providing clients with specialized systems for managing environmental hazards. Prior to joining ATC, Mr. Goodwin directed a national information systems consulting practice for Datronics

Management Inc. from December 1991 until August 1994. From April 1980 until October 1991, Mr. Goodwin was employed by Ernst & Young LLP, an international professional services firm, where he was admitted as a Partner in 1984. In this capacity, Mr. Goodwin directed a public sector and environmental services consulting practice and a decision support systems practice, and was a client-service partner in Ernst & Young's general Information Technology consulting practice.

         Richard L. Pruitt is a Vice President, the Principal Accounting Officer and a director of ATC. Mr. Pruitt has served as Vice President of ATC since September 1990, as Principal Accounting Officer of ATC since April 1988 and as a director of ATC since January 1988. Mr. Pruitt served as Principal Financial Officer of ATC from September 1989 to April 1992 and from May 1993 to July 1995. Mr. Pruitt served as the Principal Financial Officer and a director of Aurora from May 1985 to June 1995 and served as Financial Manager of Aurora from February 1982.

     Wayne A. Crosby has been Chief Financial Officer of ATC since July 1995. Prior to joining ATC in December of 1993, Mr. Crosby was the Chief Financial Officer of BSE Management, Inc. from 1991 to 1993 and Chief Financial Officer of Compex Systems, Inc. from 1986 through 1990. Mr. Crosby is a certified public accountant and was employed by Deloitte & Touche LLP (formerly Deloitte Haskins & Sells) for eight years.

     Richard S. Greenberg, Esq. has been a director of ATC since July 1995. Mr. Greenberg has been a director of the Environmental Management Consulting Services Group at Coopers & Lybrand since October 1989. Mr. Greenberg has over 20 years of experience in the areas of environmental management consulting, environmental litigation support and legislative policy analysis.

     Julia S. Heckman has been a director of ATC since August 1995. Mrs. Heckman has been a Managing director with Rodman & Renshaw, Inc.'s Investment Banking Group since April 1995 and had been a Managing Director with Mabon Securities Corp.'s Investment Banking Group since 1991. Prior to joining Mabon Securities Corp., Mrs. Heckman was a Managing Director with Paine Webber Group Inc.'s Corporate Finance Department. Mrs. Heckman serves as a member of the Company's Board of Directors pursuant to the Underwriting Agreement dated October 10, 1995, between Rodman & Renshaw, Inc. and the Company.

         John J. Smith, Esq. has been General Counsel since August 1989 and served as a Vice President of ATC from September 1990 through December 1993. Prior to joining ATC, from 1986 to 1989, Mr. Smith was the Secretary of the South Dakota Department of Water and Natural Resources, a cabinet level position responsible for managing all of the State's environmental and natural resources development programs.

     The Board of Directors has an Audit Committee and a Compensation Committee consisting of three directors including Morry F. Rubin and the independent directors, Richard S. Greenberg and Julia S. Heckman. The Audit Committee is responsible, among other things, for approving transactions between the Company and any of its directors, officers or affiliates. The Compensation Committee is responsible for setting compensation of the executive officers of the Company and for granting any further options to purchase Common Stock.

         All   directors  of  ATC  will  hold  offices  until  the  next  annual stockholders' meeting and until the election and qualification of their successors. Officers hold their respective positions until their successors are duly qualified or until they resign or are removed by the Board of Directors.


                              PLAN OF DISTRIBUTION

         Security holders who desire to exercise their Warrants should execute the Subscription Form contained in the security and submit same together with any appropriate check made payable to "ATC Group Services Inc." to the transfer agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005. ATC does not intend to pay broker-dealers solicitation fees for the exercise of its Warrants.


                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         The authorized capital stock of ATC consists of 20,000,000 shares of Common Stock, $.01 par value each. The shares of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of ATC; (ii) are entitled to share ratably in all of the assets of ATC available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of ATC; (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters upon which Stockholders may vote at all meetings of Stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock which are the subject of this offering, when issued, will be fully paid and non-assessable.

Class C Warrants

         Each Class C Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $10.00 per share until April 30, 1998. ATC has the right to redeem the Class C Warrants at a price of $.001 per Class C Warrant upon 30 days prior written notice. The holders of the Class C Warrants do not have any of the rights or privileges of stockholders of ATC prior to the exercise of warrants. The exercise price of the Class C Warrants and the number of shares issuable upon exercise of the Class C Warrants are subject to anti-dilution adjustment to protect against stock dividends, stock splits, mergers and recapitalizations. In accordance with the terms of the Class C Warrants, ATC is required to maintain a current and effective registration of the securities issuable upon exercise of the Class C Warrants.

         Although the foregoing brief description of the Warrants contains the information ATC deems necessary to make an informed decision, it is qualified in its entirety by reference to the terms of the Warrant Agreement and Warrant Certificates, the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

         ATC must have a current and effective registration statement on file with the Securities and Exchange Commission in order for a Warrant holder to be able to exercise the Warrants. In accordance with the terms of the Warrants, ATC will be required to file for, and endeavor to secure, such current and effective registration of the securities issuable upon exercise of the Warrants. Various state securities laws relating to qualification of securities (or an exemption thereof) for sale in such states may also be applicable. Necessarily there can be no assurance that ATC will, at all times during the life of the Warrants, be able to secure or maintain such registration or qualification; and in the event it is unable to do so, the Warrants will not be exercisable and may be valueless. If ATC is unable to qualify the securities underlying the Warrants for sale in particular states, Warrant holders in those states will have no choice but to sell their Warrants or let them expire.

Delaware Law

         Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Indemnification

         As permitted by the Delaware General Corporation Law, ATC's Certificate of Incorporation provides that a director of ATC will not be personally liable to ATC or its Stockholders for monetary damages for breach of the fiduciary duty of care as a director, except under certain circumstances including breach of the director's duty of loyalty to ATC or its Stockholders or any transaction from which the director derived an improper personal benefit.

         ATC's by-laws provide for the indemnification of ATC's officers and directors to the fullest extent permitted by Delaware law. In this respect, ATC entered into indemnification agreements with its officers and directors to hold them harmless and to indemnify each person from and against all fines, amounts paid in settlements and expenses, including attorneys' fees incurred as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or investigative, by reason of the fact that the person was a director and/or officer of ATC or served any other corporation in any capacity at the request of ATC, in the manner and to the extent permitted by law.

         ATC has been advised that it is the position of the Securities and Exchange Commission that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Laws, that such provisions are against public policy as expressed in the Securities Laws and are therefore unenforceable.

Transfer Agent and Exchange Agent

         American Stock Transfer & Trust Co., New York, NY is acting as transfer agent and warrant agent for ATC's securities. Security holders who desire to exercise their Warrants should execute the Subscription Form contained in the security and submit same together with any appropriate check made payable to "ATC Group Services, Inc." to the transfer agent, American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005. ATC does not intend to pay broker-dealers solicitation fees for the exercise of its Warrants.
See "Plan of Distribution."

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Lester Morse, P.C., Great Neck, New York. Prior to this offering, Lester Morse P.C. and members of the firm own of record and beneficially less than 2% of ATC's outstanding shares of Common Stock.

                                     EXPERTS

     The financial statements of ATC Group Services Inc. as of February 28, 1997 and February 29, 1996 and for each of the three years in the period ended February 28, 1997, which have been incorporated by reference, from ATC's Annual Report on Form 10-K, as amended, have been audited by Deloitte & Touche L.L.P., independent auditors, as stated in their report which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of American Testing and Engineering Corporation as of December 31, 1995 and 1994, and for the years ended December 31, 1995 and 1994, the three months ended December 31, 1993 and the year ended September 30, 1993, which are included in ATC's Group Services Inc.'s Form 8-K/A#2 (date of earliest event reported - May 24, 1996) which has been incorporated herein by reference, have been audited by Deloitte Touche L.L.P., independent auditors, as stated in their report which is included herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.